UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                          For the month of August, 2006

                           SPIRENT COMMUNICATIONS plc
      _____________________________________________________________________
                 (Translation of registrant's name into English)

   Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                  RH10 9QL, UK.
      _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.




Please complete all relevant boxes in block capital letters.


1. Name of the issuer

SPIRENT COMMUNICATIONS PLC


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) THIS NOTIFICATION IS MADE IN ACCORDANCE WITH BOTH


3. Name of person discharging managerial responsibilities/director

ANDERS GUSTAFSSON


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN RESPECT OF THE BENEFICIAL HOLDING OF ANDERS GUSTAFSSON


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

SPIRENT COMMUNICATIONS PLC ORDINARY SHARES OF 3&1/3 PENCE


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ANDERS GUSTAFSSON


8 State the nature of the transaction

PURCHASE OF SHARES


9. Number of shares, debentures or financial instruments relating to shares acquired

50,000


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0054%


11. Number of shares, debentures or financial instruments relating to shares disposed

NIL


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A


13. Price per share or value of transaction

44 PENCE PER SHARE


14. Date and place of transaction

11 AUGUST 2006 - LONDON, UNITED KINGDOM


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

BENEFICIAL HOLDING: 100,000 SPIRENT COMMUNICATIONS PLC ORDINARY SHARES OF 3&1/3 PENCE (0.0107% OF THE ISSUED SHARE CAPITAL EXCLUDING TREASURY SHARES)

NON-BENEFICIAL HOLDING: 180,180 SPIRENT COMMUNICATIONS PLC ORDINARY SHARES OF 3& 1/3 PENCE (0.0194% OF THE ISSUED SHARE CAPITAL EXCLUDING TREASURY SHARES)

TOTAL HOLDING (BOTH BENEFICIAL & NON-BENEFICIAL): 280,180 SPIRENT COMMUNICATIONS PLC ORDINARY SHARES OF 3&1/3 PENCE (0.0302% OF THE ISSUED SHARE CAPITAL EXCLUDING TREASURY SHARES)


16. Date issuer informed of transaction

11 AUGUST 2006


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A


18. Period during which or date on which it can be exercised

N/A


19. Total amount paid (if any) for grant of the option

N/A


20. Description of shares or debentures involved (class and number)

N/A


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A


22. Total number of shares or debentures over which options held following notification

N/A


23. Any additional information

N/A


24. Name of contact and telephone number for queries

MICHAEL ANSCOMBE
Tel: 01293 767676


Name and signature of duly authorised officer of issuer responsible for making notification

MICHAEL ANSCOMBE
DEPUTY COMPANY SECRETARY


Date of notification

14 AUGUST 2006


END



NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Please complete all relevant boxes in block capital letters.


1. Name of the issuer

SPIRENT COMMUNICATIONS PLC


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) THIS NOTIFICATION IS MADE IN ACCORDANCE WITH BOTH


3. Name of person discharging managerial responsibilities/director

ERIC HUTCHINSON


4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

RELATES TO ERIC HUTCHINSON, ROSEMARIE HUTCHINSON, LYDIA HUTCHINSON & CHARLOTTE HUTCHINSON


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

ALL ARE IN RESPECT OF THE BENEFICIAL HOLDINGS OF ERIC HUTCHINSON AND THE CONNECTED PERSONS DETAILED ABOVE


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

SPIRENT COMMUNICATIONS PLC ORDINARY SHARES OF 3&1/3 PENCE


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

BARCLAYS NOMINEES LIMITED


8 State the nature of the transaction

PURCHASE OF SHARES


9. Number of shares, debentures or financial instruments relating to shares acquired

118,024


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.0127%


11. Number of shares, debentures or financial instruments relating to shares disposed

NIL


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A


13. Price per share or value of transaction

ERIC HUTCHINSON:

11,170 SHARES @ 44.43 PENCE PER SHARE
21,604 SHARES @ 44.25 PENCE PER SHARE

ROSEMARIE HUTCHINSON

50,738 SHARES @ 44.25 PENCE PER SHARE

LYDIA HUTCHINSON

25,482 SHARES @ 44.19 PENCE PER SHARE

MINOR CHILD

9,030 SHARES @ 44.23 PENCE PER SHARE


14. Date and place of transaction

11 AUGUST 2006 - LONDON, UNITED KINGDOM


15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

871,731 SPIRENT COMMUNICATIONS PLC ORDINARY SHARES OF 3&1/3 PENCE (0.0936% OF THE ISSUED SHARE CAPITAL EXCLUDING TREASURY SHARES)


16. Date issuer informed of transaction

11 AUGUST 2006


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A


18. Period during which or date on which it can be exercised

N/A


19. Total amount paid (if any) for grant of the option

N/A


20. Description of shares or debentures involved (class and number)

N/A


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A


22. Total number of shares or debentures over which options held following notification

N/A


23. Any additional information

N/A


24. Name of contact and telephone number for queries

MICHAEL ANSCOMBE
Tel: 01293 767676


Name and signature of duly authorised officer of issuer responsible for making notification

MICHAEL ANSCOMBE
DEPUTY COMPANY SECRETARY


Date of notification

14 AUGUST 2006



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______MICHAEL ANSCOMBE______

                                                     (Registrant)

Date __14 August 2006                          By   ____/s/ Michael Anscombe____

                                                    (Signature)*